Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-1 of Vanguard Natural Resources, Inc. of our reports dated March 2, 2015, with respect to the consolidated balance sheets of Eagle Rock Energy Partners, L.P. as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, which appear in the Current Report on Form 8-K/A of Vanguard Natural Resources, LLC, filed with the Securities and Exchange Commission on October 9, 2015 incorporated by reference herein and to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ KPMG LLP
KPMG LLP
Houston, Texas
October 30, 2017